05037726

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 25 2005 MAIL PROCESSING SECTION WASH, D.C. 213

SEC FILE NUMBER
8- 16040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. Bush & Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Whitney Avenue
(No. and Street)

New Haven, CT 06510
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Bush (203) 777-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beers, Hamerman & Company, P.C.
(Name – *if individual, state last, first, middle name*)

234 Church Street, 14th Floor	New Haven,	CT	06510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan J. Bush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. Bush & Company, Incorporated, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title
CHAIRMAN

B. MARIE MOOREHEAD
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2005

Notary Public 2/9/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditor's Report on Internal Accounting Control.
X (p) Focus Report - Part IIA

J. BUSH & CO., INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEARS ENDED DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS

	PAGE
Independent Auditor's Report	1
Financial Statements	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Shareholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 11
Supplemental Information	
Computation of Net Capital Under Rule 15c3-1 Of The Securities and Exchange Commission	12
Independent Auditor's Report on Internal Accounting Control	13 - 14
Focus Report - Part IIA	15 - 30

Beers, Hamerman & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
J. Bush & Co., Incorporated

We have audited the accompanying statements of financial condition of J. Bush & Co., Incorporated as of December 31, 2004 and 2003, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Bush & Co., Incorporated at December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beers, Hamerman & Company, P.C.

New Haven, Connecticut

February 16, 2005

234 Church Street • P.O. Box 9615 • New Haven, Connecticut 06535
203.787.6527 • Fax: 203.776.8745 • www.bhco.com

BHCO

J. BUSH & CO., INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

Assets	December 31, 2004	December 31, 2003
Cash and cash equivalents	$ 1,507,425	$ 1,234,772
Investment advisory fees receivable	455,907	469,224
Income taxes receivable from parent company	85,959	-
Receivable from broker	2,310	4,721
Deferred income taxes	21,400	29,062
Furniture, equipment and leasehold improvements, net	11,680	27,047
Total assets	$ 2,084,681	$ 1,764,826
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$ 907,025	$ 125,989
Accounts payable parent company	4,233	4,233
Income taxes payable to parent company	-	100,554
Total liabilities	911,258	230,776
Shareholder's equity:		
Common stock - $.10 par value 175,000 shares authorized, 56,050 shares issued and outstanding	5,605	5,605
Paid-in capital	327,281	327,281
Retained earnings	840,537	1,201,164
Total shareholder's equity	1,173,423	1,534,050
Total liabilities and shareholder's equity	$ 2,084,681	$ 1,764,826

See notes to financial statements.

BHCO

J. BUSH & CO., INCORPORATED

STATEMENTS OF INCOME

	Year Ended December 31, 2004	Year Ended December 31, 2003
Revenues:		
Investment advisory fees	$1,794,965	$1,800,000
Commissions, net of clearing charges	59,581	84,999
Investment income	11,058	7,081
Total revenues	1,865,604	1,892,080
Expenses:		
Legal fees	702,266	469,130
Arbitration award	630,000	-
Salaries and employee benefits	526,532	584,975
General and administrative	371,471	338,175
Occupancy	107,432	98,291
Corporate services	50,796	426,040
Depreciation and amortization	15,366	15,594
Loss reimbursements	456	2,794
Total expenses	2,404,319	1,934,999
Loss before income taxes (benefit)	(538,715)	(42,919)
Income taxes (benefit)	(178,088)	2,151
Net loss	$ (360,627)	$ (45,070)

See notes to financial statements.

BHCO

J. BUSH & CO., INCORPORATED

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance - December 31, 2002	$ 5,605	$ 327,281	$ 1,246,234	$ 1,579,120
Net loss	-	-	(45,070)	(45,070)
Balance - December 31, 2003	5,605	327,281	1,201,164	1,534,050
Net loss	-	-	(360,627)	(360,627)
Balance - December 31, 2004	$ 5,605	$ 327,281	$ 840,537	$ 1,173,423

See notes to financial statements.

BHCO

J. BUSH & CO., INCORPORATED

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	2003
Cash flows from operating activities:		
Net loss	$ (360,627)	$ (45,070)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	15,366	15,594
Decrease (increase) in operating assets:		
Income taxes receivable from parent company	(85,959)	-
Receivable from broker	2,411	90,207
Investment advisory fees receivable	13,317	16,919
Deferred income taxes	7,663	-
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	781,036	92,725
Income taxes payable to parent company	(100,554)	1,895
Accounts payable, parent	-	(54,863)
Net cash provided by operating activities	272,653	117,407
Cash flows from investing activity -		
Purchase of equipment	-	(2,570)
Change in cash and cash equivalents	272,653	114,837
Cash and cash equivalents, beginning	1,234,772	1,119,935
Cash and cash equivalents, ending	$ 1,507,425	$ 1,234,772
Supplemental information -		
Cash paid for interest	$ 83	$ 208

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

J. Bush & Co., Incorporated (Company) is a wholly owned subsidiary of Riggs Bank, NA of Washington, D.C. (Riggs).

Nature of operations

The Company engages in the securities business as a broker/dealer (See Note 12) and investment advisor. The Company operates under the provisions of paragraph (K)(2)(ii) of Rule 15c3-1 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (K)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue recognition

Commissions and related clearing expenses are recorded on a settlement date basis. Transactions are reviewed on a trade date basis and adjustments are made if unsettled transactions have a material effect on the financial statements.

Investment advisory fees are deducted quarterly from the accounts of investments under management.

Investment advisory fees receivable

Management believes that all investment advisory fees receivable as of December 31, 2004 and 2003 are collectible; therefore, no allowance for doubtful accounts has been reflected in the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation on furniture and equipment is computed using accelerated methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $125,657, which was $64,876 in excess of the $60,781 minimum required. The Company's aggregate indebtedness to net capital ration at December 31, 2004 was 7.25 to 1.

NOTE 3 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its parent. The provision for current year's income tax effect is based on the incremental tax rate of the parent company. The Company files its own state and local tax returns. The income tax provision included in the statement of income represents the tax benefit available to the parent as result of the current year's loss. The provision is comprised of the following:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Currrent year's tax (benefit)	$ (185,750)	$ 2,151
Change in deferred tax balance	7,662	-
	$ (178,088)	$ 2,151

BHCO

NOTE 3 - INCOME TAXES – (CONTINUED)

Deferred income taxes

Deferred income taxes are provided to account for differences between the basis of assets, principally relating to the calculation of depreciation and amortization of furniture, equipment and leasehold improvements for financial and tax reporting purposes. In addition, the Company has an available net operating loss carryforward for its state income tax filing only. The provision for deferred income taxes is comprised of the following:

	December 31, 2004	December 31, 2003
State net operating loss available	$ 31,500	$ -
Less valuation allowance	(23,400)	-
	8,100	-
Difference in basis of fixed assets	13,300	29,062
Deferred tax balance	$ 21,400	$ 29,062

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker/dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and executed with, and on behalf of, banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets that may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 5 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are stated at cost and consist of the following:

	December 31, 2004	December 31, 2003
Furniture	$ 39,992	$ 39,992
Equipment	236,022	290,837
Leasehold improvements	51,843	51,843
	327,857	382,672
Less - accumulated depreciation and amortization	(316,177)	(355,625)
	$ 11,680	$ 27,047

NOTE 6 - RETIREMENT PLAN

The Company participates in the 401(k) plan of its parent, allowing eligible employees to elect to contribute up to 15% of their compensation to the plan. The Company makes a matching contribution of 100% of the first $100 contributed plus 50% of additional contributions up to a maximum of 6% of eligible employee compensation. For the years ended December 31, 2004 and 2003, the Company's contributions were $21,250 and $19,964 respectively.

NOTE 7 - OPERATING LEASES

The Company leases its office space, certain office equipment and vehicles under several non-cancelable operating leases, which expire over the next two years. The Company's office rent is adjusted annually for its share of the increase in certain operating expenses and real estate taxes. The cost of all operating leases included in the statements of income for the year ended December 31, 2004 and 2003 was $130,937 and $114,954, respectively.

The minimum annual lease payments under all non-cancelable leases are:

Year Ending December 31,	
2005	$ 103,063
2006	1,954
	$ 105,017

NOTE 8 - BOOK VALUE PER SHARE

The book value per share of $20.94 and $27.37 for the years ended December 31, 2004 and 2003, respectively, was determined by dividing the total shareholder's equity by the total number of common shares outstanding at that date.

NOTE 9 - INTERCOMPANY AGREEMENT/ACCOUNTS PAYABLE, PARENT

The Company has an intercompany operating and servicing agreement with Riggs, whereby Riggs is to provide corporate and operational support to the Company. In recognition of these services the Company pays a fee based on it's gross operating revenues and direct costs. In September 2003, the operating and servicing agreement was amended to eliminate the portion of the payment based on gross operating revenue, thereby requiring only direct costs to be reimbursed to the parent. The cost of the corporate and operational support was $50,796 and $426,040 for the years ended December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, the amount owed to Riggs was $4,233.

The Company also has a referral agreement with Riggs under which the Company pays referral fees for certain new accounts referred by Riggs. There were no referral fees incurred pursuant to this arrangement for the years ended December 31, 2004 and 2003.

NOTE 10 - CONTINGENCIES

The Company has been named as a respondent in three arbitration proceedings that allege various claims including misrepresentation, negligence and breach of fiduciary duty in connection with certain investments made by the Company on behalf of the claimant. These claims have been filed before the National Association of Securities Dealers (NASD).

On January 4, 2005, an arbitration panel awarded the first claimant compensatory damages in the amount of $630,000, and denied their claims for attorneys' fees and other costs. The $630,000 settlement has been accrued in these financial statements.

The second claimant is seeking damages of $238,512 plus interest, punitive damages, attorney's fees and costs. An arbitration hearing date has been set for June 2005 and the Company's outside legal counsel is not able to offer an opinion as to a probable outcome of this claim. The Company believes the claim is without merit, and intends to vigorously defend its position.

The third claimant is seeking damages of $400,000 plus interest, punitive damages, attorney's fees and costs. An arbitration hearing date has been set for April 2005 and the Company's outside legal counsel is not able to offer an opinion as to a probable outcome of this claim. The Company believes the claim is without merit, and intends to vigorously defend its position.

NOTE 11 - CASH CONCENTRATION

The Company had bank deposits of $632,376 in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC) as of December 31, 2004.

NOTE 12 - SUBSEQUENT EVENTS

The Company filed a withdrawal request with the NASD to terminate its registration as a Broker-Dealer effective February 1, 2005. The Company will continue to provide investment advisory services and initiate investment trades through an unrelated third party Broker-Dealer. The net commissions earned from Broker-Dealer functions for the years ended December 31, 2004 and 2003 were $59,581 and $84,999, respectively.

In February, 2005, the Company offered its professional and administrative staff a retention bonus arrangement designed to encourage its key employees to remain with the Company at least through June 2005. The bonuses for all recipients total approximately $150,000.

The Company is currently engaged in substantive discussions with an investment institution who is interested in purchasing its assets as well as its client list and assets under management. No definitive terms for the purchase price or timing of the sale have been reached as of the date of these financial statements.

BHCO

J. BUSH & CO., INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Net capital:		
Total shareholder's equity		$1,173,423
Deductions and/or charges:		
Non-allowable assets:		
Cash equivalents - money market funds	$ 790,827	
Investment advisory fees receivable	136,900	
Furniture, equipment and leasehold improvements, net	11,680	
Deferred income taxes	21,400	
Income taxes receivable from parent company	85,959	(1,046,766)
Net capital before haircuts on securities		126,657
Haircuts on securities (pursuant to Rule 15c3-1) - Debt securities		(1,000)
Net capital		$ 125,657
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 907,025
Accounts payable, parent		4,233
Total aggregate indebtedness		$ 911,258
Computation of basic net capital requirement:		
Net capital		$ 125,657
Minimum net capital required		(60,781)
Excess net capital at 1500 percent		$ 64,876
Excess net capital at 1000 percent		$ 34,531
Ratio: Aggregate indebtedness to net capital		7.25 to 1
Reconciliation with Company's computation:		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 98,982
Change in allowable assets		
Investment advisory fees receivable		18,945
Deferred income taxes		(29,060)
Audit adjustment to accrued expenses		36,790
Net capital per above		$ 125,657

Beers, Hamerman & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL

To the Officers and Directors of
J. Bush & Co., Incorporated

In planning and performing our audits of the financial statements of J. Bush & Co., Incorporated for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by J. Bush & Co., Incorporated, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition; and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

234 Church Street • P.O. Box 9615 • New Haven, Connecticut 06535
203.787.6527 • Fax: 203.776.8745 • www.bhco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than those specified parties.

Beers, Hamerman & Company, P.C.

New Haven, Connecticut
February 16, 2005

FORM X-17A-5	# FOCUS REPORT **(Financial and Operational Combined Uniform Single Report)** **Part IIA Quarterly 17a-5(a)** **INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17**

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: J. BUSH & CO., INCORPORATED [0013]

SEC File Number: 8- 16040 [0014]

Address of Principal Place of Business: 55 WHITNEY AVENUE [0020]

NEW HAVEN [0021] CT [0022] 06510 [0023]

Firm ID: 5355 [0015]

For Period Beginning 10/01/2004 [0024] And Ending 12/31/2004 [0025]

Name and telephone number of person to contact in regard to this report:

Name: JONATHAN BUSH, CHMN [0030] Phone: (203) 777-5900 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	715,598 [0200]		715,598 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	2,310 [0295]		
B. **Other**	300,063 [0300]	946,655 [0550]	1,249,028 [0810]
3. Receivables from non-customers	[0355]	119,359 [0600]	119,359 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	1,000 [0419]		
C. **Options**	[0420]		
D. **Other securities**	[0424]		
E. **Spot commodities**	[0430]		1,000 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]

6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]

10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	11,681 [0680]	11,681 [0920]
11.	Other assets	[0535]	17 [0735]	17 [0930]
12.	**TOTAL ASSETS**	1,018,971 [0540]	1,077,712 [0740]	2,096,683 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	918,989 [1205]	[1385]	918,989 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			

B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	918,989 [1230]	0 [1450]	918,989 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	[1780]
23. Corporations:	

A.	Preferred stock	[1791]
B.	Common stock	5,605 [1792]
C.	Additional paid-in capital	327,281 [1793]
D.	Retained earnings	844,808 [1794]
E.	Total	1,177,694 [1795]
F.	Less capital stock in treasury	[1796]

24. TOTAL OWNERSHIP EQUITY — 1,177,694 [1800]

25. TOTAL LIABILITIES AND OWNERSHIP EQUITY — 2,096,683 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
10/01/2004 [3932]	12/31/2004 [3933]	3 [3931]

REVENUE

1.	Commissions:	
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	8,821 [3935]
	b. **Commissions on listed option transactions**	[3938]
	c. **All other securities commissions**	5,572 [3939]
	d. **Total securities commissions**	14,393 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. **From market making in options on a national securities exchange**	[3945]
	b. **From all other trading**	-38 [3949]
	c. **Total gain (loss)**	-38 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	474,965 [3975]
8.	Other revenue	4,184 [3995]
9.	Total revenue	493,504 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	123,540 [4120]
11. Other employee compensation and benefits	[4115]
12. Commissions paid to other broker-dealers	[4140]
13. Interest expense	10 [4075]
a. **Includes interest on accounts subject to subordination agreements** [4070]	
14. Regulatory fees and expenses	300 [4195]
15. Other expenses	1,002,035 [4100]
16. Total expenses	1,125,885 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	-632,381 [4210]
18. Provision for Federal Income taxes (for parent only)	-220,750 [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above	[4222]
a. **After Federal income taxes of** [4238]	
20. Extraordinary gains (losses)	[4224]
a. **After Federal income taxes of** [4239]	
21. Cumulative effect of changes in accounting principles	[4225]
22. Net income (loss) after Federal income taxes and extraordinary items	-411,631 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	-635,007 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 43559 [4335A]	TRADITION ASIEL SECURITIES INC [4335A2]	All [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		1,177,694 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		1,177,694 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		1,177,694 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	1,077,712 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-1,077,712 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	

[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 99,982 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments — [3660]

B. Subordinated securities borrowings — [3670]

C. Trading and investment securities:

1. **Exempted securities** — [3735]
2. **Debt securities** — 1,000 [3733]
3. **Options** — [3730]
4. **Other securities** — [3734]

D. Undue Concentration — [3650]

E. Other (List)

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-1,000 [3740]

10. Net Capital — 98,982 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	61,265 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	61,265 [3760]
14. Excess net capital (line 10 less 13)	37,717 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	7,083 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			918,989 [3790]
17. Add:			
A. **Drafts for immediate credit**		[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C. **Other unrecorded amounts (List)**			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			918,989 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 928 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		1,589,325 [4240]
A.	**Net income (loss)**		-411,631 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		1,177,694 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]